Exhibit 99.1


ASML Maintains Momentum in China with Sale to ASMC

ASMC Selects ASML System as "Tool of Choice" for New Facility

VELDHOVEN, the Netherlands, June 3, 2003 - ASML Holding NV (ASML) today announced booking a multiple product order from Advanced Semiconductor Manufacturing Corporation (ASMC), a leading wafer foundry in Shanghai, China. The sale represents a move forward in ASML's bid to expand its position in the growing Chinese chip market.

The US Semiconductor Industry Association (SIA) reports that semiconductor capital spending in China increased from US$20 million in 1990 to US$3 billion in 2001. SIA also projects that semiconductor capital spending in China would continue to grow this year.

ASMC chose three imaging systems - two PAS 5500/250s and one PAS 5500/300 - as the exclusive lithography tools for the initial ramp-up of its new 200 mm wafer fab. The ASML systems will be used in volume production to image circuit features at 250 nanometers on silicon wafers.

"We have high expectations for our new 200 mm wafer fab, so getting it off to the best start possible is extremely important to us. That's why we chose to entrust our initial lithography to ASML, the absolute leader in the field. ASML's lithography tools will help us to achieve our productivity goals for the new fab," said Gao Zhou Miao, vice president operations, ASMC.

"ASML is proud to be the lithography `tool of choice' for ASMC in this first stage of its multiple-system foundry expansion. Our goal is to become the lithography supplier of choice to all of China," said Doug Dunn, president and CEO, ASML. "We look forward to continuing our strong relationship with ASMC."

ASML entered China more than 15 years ago and, today, maintains a leading share of the country's market for lithography systems. Recent ASML activity in China includes a sale to Huajing Microelectronics Corporation, a top chip manufacturer based in Wuxi, China, as announced in December 2002.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom  McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655

ASML
Elizabeth  Kitchener
Corporate Communications
corpcom@asml.com
tel: +31.40.268.2602
fax: +31.40.268.3655

ASML
Doug  Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
tel: +1.480.383.4006
fax: +1.480.383.3976

ASML
Craig  DeYoung
Director Investor Relations
craig.deyoung@asml.com
tel: +31.40.268.3938
fax: +31.40.268.3655